

Mail Stop 3561

July 7, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Richard N. Baer
Chief Legal Officer
Liberty Expedia Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re:** **Liberty Interactive Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 13, 2016**
> **File No. 001-33982**
>
> **Liberty Expedia Holdings, Inc.**
> **Amendment No. 1 to Form S-1 on Form S-4**
> **Filed June 10, 2016**
> **File No. 333-210377**

Dear Messrs. Maffei and Baer:

We have reviewed the Preliminary Proxy Statement and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your Preliminary Proxy Statement and registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2016 letter to Liberty Expedia Holdings, Inc.

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
July 7, 2016
Page 2

General

1. With a view to understanding how Liberty Interactive's board determined to recommend the split-off, disclose what other alternatives the board may have considered to accomplish the objective of a higher aggregate trading value of the common stock of Liberty Ventures Group. In doing so, please tell us why the board opted to structure this transaction as a split-off and why the original spin-off structure was abandoned.

2. Clarify which businesses, assets and liabilities currently attributed to Liberty Ventures Group will remain attributed to Liberty Ventures Group after consummation of the Split-Off.

3. In light of the complexity of the various voting arrangements, as evidenced in agreements, proxies, and charter documents, that have been entered into by Malone, Diller, Expedia, Liberty Interactive, and Splitco, in an appropriate place in the proxy statement/prospectus, please revise to provide a tabular summary of the various matters and manners in which each party has agreed to vote.

4. In your response to comment 1, you state that following the completion of the Split-Off, Splitco will not be an investment company because, among other things, its consolidated operating subsidiary, Expedia, will be a majority-owned subsidiary (as such term is defined in Section 2(a)(24) of the Investment Company Act of 1940) of Splitco because Splitco will own voting securities representing 52.4% of the voting power of Expedia (as of March 31, 2016) and will have the right to vote these securities in the election of directors of Expedia pursuant to the Proxy Assignment. In addition, the Registration Statement states that "upon the completion of the Split-Off or thereafter for a period of time ending upon termination of Diller's assignment of the Diller Proxy, Diller will indirectly control [Splitco's] majority voting interest in Expedia."

   Please explain in more detail the extent to which Splitco may vote these securities in the election of Expedia directors (e.g., is Splitco fully able to exercise the entirety of the 52.4% of the voting power of Expedia upon its own discretion, or are there other limitations or considerations). If Splitco's discretion or control over the 52.4% of the voting power is limited in any way, please explain why you nonetheless believe that Expedia should be treated as a majority-owned subsidiary under Section 2(a)(24).

5. We also note that the Proxy Assignment (whereby Diller will assign the right to vote the Expedia shares to Splitco), will only last up to 18 months (i.e., Proxy Arrangement Termination Date) following completion of the Split-Off Date, subject to other conditions, at which time Splitco's right to vote the Expedia shares will revert to Diller. Accordingly, as it appears that Splitco will no longer have 52.4% of the voting power of Expedia at that time, please explain whether Expedia will be a "majority-owned

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
July 7, 2016
Page 3

subsidiary" of Splitco, and whether Splitco will meet the definition of investment company under the Investment Company Act of 1940 (and if not, why not).

6. In addition, in the response to comment 1, you state that "[i]n the event Splitco owns investment securities with a value exceeding 40% of the value of its adjusted assets at the time the Proxy Assignment expires or is earlier terminated or if Expedia is no longer a majority owned subsidiary of Splitco, Splitco could take various actions to cause itself to not be deemed an investment company, including, but not limited to, changing the nature or mix of its assets. During such time, Splitco could rely on the transient investment company exemption under Rule 3a-2 of the Investment Company Act." Please tell us the specific actions that Splitco would take to rely on the Rule.

Liberty Interactive's Corporate Structure, page 4

7. Where you refer to Diller's ability to vote shares of Expedia directly, in an appropriate place in this Summary please clarify, if true, that the shares you are referring to are not those represented by the Diller proxy, which will be assigned to Splitco, and, instead, are those shares that Diller will continue to beneficially hold. Please also quantify that amount in terms of number of shares and percentage of vote.

Factors relating to the Split-Off and the Split-Off Proposals, page 47

8   Tell us what consideration you gave to discussing the various agreements and organizational documents that impact voting control over you and Expedia.

Capitalization, page 73

9. We have read your response to comment 12. We are unclear as to why the funding of the distribution will make such distribution a return of capital as opposed to a dividend, please explain in greater detail. Predominant practice in accounting appears to treat any distribution of cash or property as a distribution first of retained earnings, until eliminated, and subsequently a reduction of additional paid in capital. In addition, please explain how such distribution will be treated for tax purposes. We may have further comment.

Financial Statements, page F-1

10. We have read your response to comment 20. Due to the material change in the financial statements that will occur as a result of the split-off and probable loan and anticipated distribution, we believe pro forma financial statements would be material to investors and should be provided pursuant to Rule 11-01(b)(8) of Regulation S-X. Such pro forma financial statements should reflect the aforementioned transactions unless you determine they are not probable of occurring.

Gregory B. Maffei
Liberty Interactive Corporation
Richard N. Baer
Liberty Expedia Holdings, Inc.
July 7, 2016
Page 4

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.